DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Andrew P. Gilbert
andrew.gilbert@dlapiper.com
T 973.520.2553
F 973.520.2573

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

March 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Russell Mancuso

Re:	Liquidia Technologies, Inc.
Draft Registration Statement on Form S-1
Submitted February 5, 2018
CIK No. 0001330436

Dear Mr. Mancuso:

This letter is submitted on behalf of Liquidia Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on February 5, 2018 (the “Draft Registration Statement”), as set forth in your letter dated March 6, 2018 addressed to Neal F. Fowler, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to DRS Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in DRS Amendment No. 1.

Market and Industry Data, page ii

1.                                      Please tell us whether you or Decision Resources Group commissioned any of the data that you attribute to third parties in your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither the Company, nor, to the Company’s knowledge, Decision Resources Group, commissioned any of the data attributed to third parties in the Draft Registration Statement. The Company has also modified its disclosure on page ii to clarify that Decision Resources Group was compensated by the Company to provide support for market and industry data used in the Draft Registration Statement. Please note that Decision Resources Group was not specifically commissioned by the Company to produce such market and industry data.

Our Strategy, page 4

2.                                      Expand the disclosure in the first bullet point on page 4 to clarify what you mean by “topline” results.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 4, 88, 94 and 97 of DRS Amendment No. 1 as requested.

Risks Related to our Business, page 6

3.                                      Highlight the risk of your reliance on sole suppliers mentioned on page 19.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 7 and 18 of DRS Amendment No. 1 as requested.

Implications of Being an Emerging Growth Company, page 7

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.  Such materials were only made available for viewing by such potential investors during the Company’s testing-the-waters presentations, and such potential investors did not retain copies of the materials.  To the extent that any other written communications are made in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide them to the Staff.

Changes in patent laws, page 41

5.                                      We note your reference in the last paragraph to the uncertainty created with regard to your ability to obtain patents and the value of the patents. Please clarify how the rulings created this uncertainty.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 41 of DRS Amendment No. 1 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.                                      Tell us whether the December 2017 modified plans mentioned in the first full paragraph on page 67 result in any reduction to the payments you have been receiving. Also tell us the amount of the reduction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the modified plans from GSK communicated to the Company in December 2017 did not materially impact the Company’s revenue in 2017. The Company has provided additional disclosure on pages 15 and 69 to reflect its expectations relating to revenue from the research and development services under the GSK ICO Agreement during 2018. The Company currently expects such revenue to be less than $250,000 during 2018.

Revenues, page 70

7.                                      Clarify how the $1.3 million for particle formulations and manufacturing under the Vaccines Collaboration and Option Agreement mentioned in the last full paragraph on page 66 is reflected in revenue.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $1.3 million is referred to as research and development services, which is recognized as the services are performed and is included as a component of the $11.8 million of total revenue derived from GSK reported for 2016. The Company has added disclosure on page 68 on DRS Amendment No. 1 to expand the disclosure regarding revenue recognized from GSK during 2016 and 2017 under the GSK VCO Agreement.  Additionally, the breakdown of revenue recognized from GSK during 2016 and 2017 is set forth on page F-29 of DRS Amendment No. 1.

Liquidity and Capital Resources, page 71

8.                                      Discuss that causes of the breaches mentioned in the first risk factor on page 16. Also discuss any terms of the debt that are at risk of being breached.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 16 and 74 of DRS Amendment No. 1.  The Company supplementally advises the Staff that, as of the date of this letter, it does not believe that it is currently in breach of any terms of the debt.

Stock-Based Compensation, page 75

9.                                      File the consent of the third-party to whom you attribute the disclosed valuations in the carryover paragraph at the top of page 76.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Board of Directors of the Company considered many factors when determining the Company’s common stock valuations as disclosed on pages 79 and 80. Accordingly, the Company believes that the filing of such consents should not be required as such valuations were only one factor considered by the Board of Directors in determining the Company’s common stock valuations.

Contractual Obligations, page 81

10.                               Tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence of this section. Also tell us the authority on which you rely to exclude those contracts from the table.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of December 31, 2017, the Company had approximately ten contracts with nine service providers, including statements of work and work orders, to perform various services in connection with its clinical trials.  Each of these contracts are terminable by the Company at will and there are numerous other service providers that can provide these same services without significant disruption to the Company’s operations. Accordingly, the Company does not believe the non-cancelable obligations under these contracts are material and has modified its disclosure on pages 84 and 85 of DRS Amendment No. 1. Additionally, pursuant to ASC 440-10-50, the Company believes such contracts can be excluded from this table.  The Company supplementally advises the Staff that the remaining unpaid portions of such terminable contracts were approximately $4.9 million at December 31, 2017.

Business, page 83

11.                               We note your disclosure on page 24 that the FDA will not approve your application until the period of market exclusivity granted to the reference drug has expired. Disclose when that market exclusivity expires. Also, disclose when the patents on all reference drugs expire if different from the expirations mentioned on page 17.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 24 of DRS Amendment No. 1 to delete the reference to market exclusivity expiration as there is no unexpired market exclusivity for the reference products relevant to the Company’s product candidates. Additionally, the Company respectfully advises the Staff that the expiration dates for the patents on all reference drugs are not different than those mentioned on page 17.

Safety and Tolerability, page 92

12.                               We note your disclosure on page 2 regarding minimizing deposition in the mouth and upper airway. Please clarify whether your studies to date have demonstrated a statistically significant reduction of such deposition.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 2 and 86 of DRS Amendment No. 1. The Company supplementally advises the Staff that it has not conducted comparative studies to generate the statistical significance of such deposition. However, based on the Company’s in vitro studies, the Company believes its LIQ861 particle may provide deep-lung delivery of treprostinil and reduce deposition in the upper airway. The Company continues to conduct research and development of LIQ861 through chronic dosing of patients in its Phase 3 trial.

GlaxoSmithKline, page 103

13.                               Please tell us whether your license permits GlaxoSmithKline to produce or sell LIQ861.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s agreements with GlaxoSmithKline do not permit GlaxoSmithKline to produce or sell LIQ861.

The University of North Carolina at Chapel Hill, page 104

14.                               We note your reference to termination upon failure to meet certain milestones. Please revise the term, certain, to clarify when the agreement may be terminated.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 107 of DRS Amendment No. 1 to clarify when the agreement may be terminated.

Intellectual Property, page 105

15.                               We note your disclosure regarding rights to terminate the UNC license. Clarify the circumstances under which material patent licenses from other parties may be terminated. Also, tell us which exhibits represent those licenses.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has no other material patent licenses from other parties.

Certain Relationships and Related Party Transactions, page 149

16.                               Disclose the exercise price of the warrants mentioned on page 150.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 153 of DRS Amendment No. 1 as requested.

17.                               Disclose the total potential proceeds from the Envisia sale, including the total number of Aerie securities received.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 154 to reflect that the Company does not expect to receive any proceeds or Aerie securities from the Envisia sale.

Principal Stockholders, page 152

18.                               Disclose the natural person or persons who have voting and/or investment power for your securities held in the name of each entity included in your table.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 157 and 158 of DRS Amendment No. 1.

Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-12

19.                               You disclose accounting for payments based on the achievement of milestone events in accordance with ASC 605. Please refer to ASC 605-28-50-2(e) and revise your financial statements to disclose the amount of consideration recognized for milestones in each period presented.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages F-12 and F-29 of DRS Amendment No. 1.

Note 4. Common and Preferred Stock, page F-20

20.                               You disclose on page F-21 that automatic conversion of your preferred stock is dependent on a qualified financing, such as an initial offering with specific terms. Please revise this note to disclose the specific terms of an initial offering that is considered a qualified financing. Revise the filing to explain how your offering meets those terms and therefore will result in the automatic conversion of your preferred stock.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page F-24 of DRS Amendment No. 1. In the event that this contemplated offering does not meet such criteria, the Company anticipates that it will receive approval from the requisite stockholders to automatically convert all of its preferred stock.

Exhibits

21.                               Please file the agreements mentioned in the last sentence of the first full risk factor on page 27. Also file the attachments missing from exhibit 10.24.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of December 31, 2017, the Company had three such contracts with three service providers, including statements of work and work orders, to perform various services in connection with its clinical trials and that the unpaid portions of such contracts were approximately $3.3 million.  Each of these contracts are terminable by the Company at will and there are numerous other service providers that can provide these same services without significant disruption to the Company’s operations. Accordingly, the Company does not believe such contracts are material.

The Company has included the previously omitted attachments to Exhibit 10.24 with DRS Amendment No. 1.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 520-2553.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew P. Gilbert

Andrew P. Gilbert
Partner

Enclosures

cc:                                Neal F. Fowler, Liquidia Technologies, Inc.

David C. Schwartz, Esq., DLA Piper LLP (US)